News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Alpha Gold prepares for 2009 summer drilling

COQUITLAM, BC, June 3 /CNW/ - Alpha Gold Corp. (TSX-V: ALQ) today announced that a drill program of approximately 5,000 metres is slated to begin in early August 2009. Exploration in 2009 will initially focus on the Canyon Creek Skarn ("CCS").

The goal of the 2009 exploration program is to focus on targets that indicate the potential for new discoveries and some infill drilling that, if successful, will result in expanding the current resource and possibly demonstrating continuity or expansion of other zones.

The design and logistics of 2009 field program will be finalized when all historical property data has been completely integrated into the drilling database and will commence when ground conditions permit. "Once permits are in place and drill targets have been finalized, we will have a drill turning on the property," explained Richard Whatley, President and CEO.

Geophysical, geochemical and geological data are being compiled by Hungry Hill Geological Ltd., the Company's new Geological Consultant, and all historical data re-analyzed in order to generate targets in and around the CCS and the Glover Stock. Diamond drilling using NQ core size on the CCS will focus on three priority areas: (i) infill drilling to better establish the resource parameters of CCS mineralized body needed for an NI 43-101 resource calculation; (ii) new step-out targets that have the potential to extend the existing CCS mineralized zone; and (iii) test drilling skarn-like geophysical and geochemical anomalies that have been, and may still be, identified.

During this season, aerial orthophotography of the Lustdust Property and real time GPS surveying of all drill collars are proposed which will add to the reconnaissance for advancing the potential of the CCS.

The total cost of the 2009 drill program is estimated to be C$1.3 million. There is C$3 million in the treasury.

It is expected that upon completion of the 2009 drill program, a stand alone resource estimate can be re-initiated on the CCS. Earlier work on an NI 43-101 compliant estimate was discontinued due to insufficient drill data and downhole geophysics to meet NI 43-101 criteria.

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company whose 100%-owned Lustdust Property is advantageously situated with nearby road and rail access in central British Columbia. Lustdust consists of 17 contiguous mineral claims covering 8,560 hectares and contains ten(10) known mineralized zones, including: the gold-copper-silver Canyon Creek Skarn(1) and Skarn Extension(2); Porphyry Molybdenum(3) zone; the Number 3(4), 4B(5), East(6) and GD(7) zones of base and precious metal rich sulphide manto; the Bralorne Takla Mercury Mine(8); the exploratory tunnels of the Takla Silver Mine(9) (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; and Carlin-style mineralization in the Valley(10) zone. Alpha Gold Corporation has approximately 36.9 million shares issued and outstanding, 38.6 million fully diluted. Shares are listed on the TSX Venture Exchange under the symbol "ALQ".

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Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors

disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

%SEDAR: 00005818E

/For further information: please visit www.alphagold.bc.ca or contact: CHF Investor Relations: Cathy Hume, CEO, T: (416) 868-1079 x231, E: cathy(at)chfir.com; or Christopher Haldane, Account Manager, T: (416) 868-1079 x237, E: chris(at)chfir.com/
(ALQ.)

CO: Alpha Gold Corp.

CNW 09:15e 03-JUN-09